SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	October	2010
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated October 20, 2010.

2.	News release, dated October 21, 2010.

Document 1

For Immediate Release	October 20, 2010

SONDE RESOURCES CORP. PROVIDES UPDATE ON TUNISIA PROJECT,
STATUS OF RELATIONSHIP WITH JOINT VENTURE PARTNER

CALGARY, ALBERTA--(Marketwire – October 20, 2010) - Sonde Resources Corp. ("Sonde") (TSX:SOQ)(NYSE Amex LLC: SOQ) announced today that Canadian Sahara Energy Inc., (“Sahara”) failed to cure its default relating to unpaid Joint Interest Billings associated with the 7th of  November Block, Offshore Tunisia / Libya prior to the October 16, 2010 deadline required by the Joint Operating Agreement (“JOA”). As a result, Sahara has been notified that Sonde is exercising its option to require that Sahara completely withdraw from the JOA and the Exploration and Production Sharing Agreement (“EPSA”) governing the block, thereby forfeiting its 50% working interest to Sonde.  In response, Sahara has advised that it has filed for creditor protection under the Bankruptcy and Insolvency Act ("BIA") and intends to make a proposal to its creditors (including Sonde) as an insolvent person under the BIA.  Sonde is assessing its options with regard to the block.

FOR FURTHER INFORMATION PLEASE CONTACT:
Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

Document 2

For Immediate Release	October 21, 2010

SONDE RESOURCES CORP.  ANNOUNCES APPOINTMENT OF CEO AND COO

CALGARY, ALBERTA--(Marketwire October 21, 2010) – Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE Amex LLC: SOQ) is pleased to announce the appointment of Mr. Jack W. Schanck as its President and Chief Executive Officer and Mr. William Dirks as its Chief Operating Officer.

Jack W. Schanck

Mr. Schanck is a well known and respected industry leader with over 35 years of experience in the US, Canadian and international oil and natural gas industries, as a geologist and manager.

During the first 23 years of his career, Mr. Schanck was with Unocal and held positions of Vice President Worldwide Exploration; Group Vice President International Exploration and Production, a business with a capital budget of nearly $1 billion; and, for three years, was President of Unocal Canada.  Post-Unocal, Mr. Schanck was President and Chief Executive Officer of both private and publicly held exploration and production companies including Samson Investment Company (“Samson”) for five and a half years from 1999 to 2005.  Under his purview, Samson was based in the US with offices in Canada, Venezuela and Russia. From 2007 to 2009, Mr. Schanck was the Managing Partner of Tecton Energy (“Tecton”), following the merger of SouthView Energy and Tecton. Prior to joining Tecton, Mr. Schanck was Chief Executive Officer of SouthView Energy, an independent oil and natural gas investment vehicle funded by Jefferies Capital Partners and Quantum Energy Partners.

Mr. Schanck takes pride in building high-performing teams. Mr. Schanck will bring to Sonde an exemplary performance record and a reputation of achievement and success in Canada, the United States and internationally.

Mr. Schanck is a Director of Penn West Energy Trust and, for the past eight years, has maintained a residence in Canmore, Alberta.  Mr. Schanck has both Bachelors and Masters Degrees in Geology.

William Dirks

Mr. Dirks brings with him over 30 years of E&P leadership experience, with an expertise in the North American onshore basins of the US and Canada.  His recent background includes roles as Managing Partner of Tecton Energy, LLC, a privately-owned E&P company he co-founded, as well as President of Samson Canada Ltd. and Vice President of Business Development for Samson Resources.  Mr. Dirks worked for the Royal Dutch / Shell Group of companies in a variety of roles, including President and Chief Executive Officer of Shell Technology Ventures Inc. (STV), Division Manager of Shell’s Onshore U.S. Exploration Division, District Manager of the Deepwater Gulf of Mexico Division, and Manager and Budget Coordinator of Shell Oil Co. E&P Finance. He served as a Director of the Shell International E&P company.

Mr. Dirks has a long-term focus on unconventional resources and the US / Canadian Rocky Mountains, and led or participated in the development of unconventional resource plays at Tecton, Samson and Shell including tight gas sands and gas shales in Colorado, Texas, Wyoming, Alberta and British Columbia, the oil

shales of Colorado and Utah, Antrim gas shales in Michigan, and coalbed methane in Wyoming and Alberta.  He has substantial fundraising and startup experience, including Shell Technology Ventures, Enventure LLC and Tecton.

Mr. Dirks received a BS degree in Geology (1979) and an MS in Civil Engineering (1981) from Iowa State University.

Marvin Chronister, Chairman of the Board made this statement today “We look forward to Mr. Schanck and Mr. Dirks assuming direct responsibility for Sonde and unlocking the value in our assets, both domestically and internationally”.

The assumption by Mr. Schanck of his duties as President and CEO and Mr. Dirks of his duties as COO are subject to obtaining requisite Canadian work permits.

Sonde Resources Corp. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas (“LNG”) project.  Its operations are located in Western Canada, offshore Trinidad and Tobago, North Africa, and offshore Eastern United States.  See Sonde Resources’ website at www.cansup.com to review further detail on Sonde Resources’ operations.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	October 21, 2010	By:	/s/ Tonya Pizzey
			Name:	Tonya Pizzey
			Title:	Corporate Secretary